UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Harris Interactive Inc.

(Name of Subject Company)

Harris Interactive Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

Al Angrisani

President & Chief Executive Officer

Harris Interactive Inc.

60 Corporate Woods

Rochester, NY 14623

(585) 272-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

David N. Shine, Esq.

Abigail P. Bomba, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2013 (as it may be amended or supplemented from time to time, and together with the exhibits and annexes thereto, the “Schedule 14D-9”), by Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Parent” or “Nielsen”), a Netherlands entity, to purchase all of the outstanding shares of the common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock attached thereto and issued pursuant to the Rights Agreement, dated as of March 11, 2005, by and between Harris Interactive and American Stock Transfer & Trust Company (as amended from time to time, the “Rights Agreement”), collectively, the “Shares”, and each a “Share”) of Harris Interactive at a price of $2.00 per Share, as may be adjusted upward or downward as described in the Schedule 14D-9 (such price, as so adjusted as set forth therein, if applicable, the “Offer Price”), net to the selling Harris Interactive stockholders in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the Offer.

The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Nielsen and Purchaser with the SEC on December 10, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements” and the disclosure under the heading titled “— Arrangements between the Company and its Executive Officers, Directors and Affiliates” is hereby amended and supplemented by deleting the last full paragraph on page 14 in its entirety and inserting the following in place thereof:

“From time to time during the negotiation of the Transactions, Parent and Purchaser have had general discussions with the Company regarding employee retention. During the course of these discussions, Parent and Purchaser indicated that they were impressed with the Company’s management team and would be potentially interested in retaining certain members of such management team. In connection with these discussions, Parent may seek to enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until at or after the Effective Time and to the extent required or advisable would be approved in accordance with the non-exclusive safe harbor set forth in Rule 14-10(d) of the Exchange Act. As of January 15, 2014, no formal proposals were made by Parent and Purchaser regarding retention of the Company’s executive officers and other key Company employees. Parent and Purchaser have indicated that no members of the Company Board would be retained following the consummation of the Transactions.”

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” is hereby amended and supplemented as follows:

By inserting, after the fifth sentence in the last full paragraph on page 19 under the heading “— Background of the Offer; Reasons for the Recommendation of the Company Board,” the following sentence:

“Each confidentiality and standstill agreement with such 12 other parties contained a standstill provision that automatically terminated at the announcement of the Transactions on November 25, 2013.”

By inserting, after the sixth sentence in the second full paragraph on page 23 under the heading “— Background of the Offer; Reasons for the Recommendation of the Company Board,” the following sentence:

“In making its determination not to pursue the transaction proposed by Party A, the Company Board concluded that it would only sell the entire Company to a bidder (which it was successful in achieving when it announced the Transactions on November 25, 2013).”

By inserting, at the end of the third full paragraph on page 24 under the heading “— Background of the Offer; Reasons for the Recommendation of the Company Board,” the following sentence:

“Nielsen did not engage a financial advisory firm in connection with the potential transaction involving the Company.”

By inserting, after the first sentence in the first full paragraph on page 26 under the heading “— Background of the Offer; Reasons for the Recommendation of the Company Board,” the following sentence:

“During the exclusivity period with Nielsen no unsolicited approaches by potential acquirors were made to the Company.”

By amending and restating the last sentence of the first full paragraph on page 36 under the heading “— Opinion of the Company’s Financial Advisor” in its entirety as follows:

“In addition, the projections used for purposes of the financial analyses below were, as directed by management, (i) for periods through June 30, 2014, “investment case” projections and (ii) for periods thereafter, “base case” projections.”

By amending and restating the last sentence of the paragraph beginning on page 37 and ending on page 38 under the heading “— Opinion of the Company’s Financial Advisor” in its entirety as follows:

“After reviewing the aforementioned information for the selected companies, Macquarie Capital concluded, based on its professional judgment and experience, that Nielsen Holdings N.V. and comScore, Inc. were not sufficiently comparable to the Company to warrant inclusion in the analysis described below (although certain information was presented with respect to them for illustrative purposes only) due to differences in business models, growth profiles, profitability margins, revenue diversification, scale and geographic reach.”

By inserting, after the first table and accompanying footnote on page 38 under the heading “— Opinion of the Company’s Financial Advisor,” the following:

“Macquarie Capital also compared the Company and the selected companies based on revenue growth, EBITDA margin and geographic revenue breakdown. This analysis is summarized in the table below.

	CY2013E – CY2015E Revenue Growth*	CY2013E EBITDA Margin*	Geographic Revenue Breakdown**
Company (per management)	2.8%	10.5%	North America: 76 RoW: 24	% %
GfK SE	4.2%	14.8%	North America: 18 RoW: 82	% %
Ipsos SA	3.6%	12.5%	North America: 40 RoW: 60	% %
Macromill, Inc.	11.3%	24.8%	North America: 0 RoW: 100	% %
Information Services Group, Inc.	8.5%	10.6%	North America: 54 RoW: 46	% %
Nielsen Holdings N.V.***	4.7%	28.3%	North America: 51 RoW: 49	% %
comScore, Inc.****	11.5%	20.2%	North America: 76 RoW: 24	% %

*	Based on Wall Street research consensus estimates, except for the Company.
**	Based on most recent fiscal year end.
***	Macquarie Capital concluded, based on its professional judgment and experience, that Nielsen Holdings N.V. was not sufficiently comparable to the Company. Information was included for illustrative purposes only. Revenue and EBITDA are pro forma for full year impact resulting from sale of Nielsen Expositions business and acquisition of Arbitron.
****	Macquarie Capital concluded, based on its professional judgment and experience, that comScore, Inc. was not sufficiently comparable to the Company. Information was included for illustrative purposes only.”

By amending and restating the first sentence of the paragraph beginning on page 38 and ending on page 39 under the heading “— Opinion of the Company’s Financial Advisor” in its entirety as follows:

“Macquarie Capital calculated the implied EV/EBITDA multiples of each target company listed below for the last twelve month (“LTM”) period prior to the announcement of the relevant transaction and then calculated (i) the mean and median for the transactions that, based on its professional judgment and experience, it determined were the most relevant comparable transactions to the transaction (transactions with an asterisk) based on, among other things, the characteristics of the companies and sectors involved in the comparable transactions as compared to the Company, Parent and Purchaser and the niche nature of the Company’s custom market research business, and (ii) the overall mean and median for all transactions.”

By amending and restating the first sentence of the last full paragraph on page 39 under the heading “— Opinion of the Company’s Financial Advisor” in its entirety as follows:

“Macquarie Capital performed a discounted cash flow analysis to produce a range for the implied present value of the Company’s equity value and implied present value per Share, as of December 31, 2013 (based on an assumed closing date of December 31, 2013), assuming the Company continued to operate as an independent entity.”

By amending and restating the last sentence of the last full paragraph on page 39 under the heading “— Opinion of the Company’s Financial Advisor,” in its entirety as follows:

“For purposes of the analysis, unlevered free cash flow was calculated as EBITDA, plus stock-based compensation, less capital expenditures, less cash taxes (after taking into account application of the net operating loss carryforwards, based on guidance provided by Company management) plus net change in working capital. Stock-based compensation was treated as a non-cash expense. The unlevered free cash flow amounts used in this analysis were, as directed by management, those set forth in Item 8 below.”

By inserting, before the last sentence of the first full paragraph on page 40 under the heading “— Opinion of the Company’s Financial Advisor,” the following sentence:

“As part of its analysis, Macquarie Capital calculated the terminal EBITDA multiples that were implied by the perpetuity growth rates used in the discounted cash flow analysis. This analysis resulted in a range of implied terminal EBITDA multiples of 3.8x to 5.2x.”

By inserting, at the end of the first full paragraph on page 40 under the heading “— Opinion of the Company’s Financial Advisor,” the following:

“This calculation resulted in an estimated WACC of between 15.2% and 17.1%, which, in the exercise of its professional judgment and with the consent of Company management, Macquarie Capital used in selecting the range of discount rates of 15.0% to 17.0%.

WACC Calculation

	Low	High
Unlevered Beta*	0.7	0.7
Harris D/E Ratio**	0.3	—

Levered Beta	0.8	0.7
Equity Risk Premium (Rm-Rf)***	5.5%	5.5%
Multiplied by: Levered Beta	0.8	0.7

Adjusted Equity Risk Premium	4.3%	3.7%
Add: Risk-free Rate of Return (Rf)****	3.5%	3.5%
Add: Size Premium*****	9.8%	9.8%

Cost of Equity (Ke)	17.7%	17.1%
Multiple by: E/(D+E)**	80.0%	100.0%

Cost of Equity Portion	14.1%	17.1%
Cost of Debt (Kd)	8.0%	8.0%
Assumed Tax Rate	35.0%	35.0%

After-Tax Cost of Debt	5.2%	5.2%
Multiply by: Harris D/(D+E)**	20.0%	0.0%

Cost of Debt Portion	1.0%	0.0%

WACC	15.2%	17.1%

*	Based on average 2 and 5 year historical unlevered betas of public comparable companies.

**	Low WACC based on optimal capital structure (80% equity, 20% debt). High WACC based on current capitalization structure (100% equity, 0% debt).
***	Based on industry source as of November 1, 2013.
****	Represents U.S. Treasury 20-year yield as of November 22, 2013.
*****	Based on industry source.”

By inserting after the second full paragraph on page 40 under the heading “— Opinion of the Company’s Financial Advisor,” the following paragraph:

“Estimated net cash as of December 31, 2013 of $18.3 million was included in the calculation given that implied present values were calculated as of December 31, 2013 for the analysis. By contrast, net cash as of September 30, 2013 of $15.9 million was included in the selected public company comparables analysis and the selected precedent transaction comparables analysis, given that it was the Company’s most recent publicly available cash balance and that publicly available information was used for the selected companies and selected transactions.”

Item 8. Additional Information.

Item 8 “Additional Information” is hereby amended and supplemented as follows:

By inserting, at the end of the section entitled “—Projections” on page 51 and immediately prior to the heading “—Annual and Quarterly Reports,” the following:

“Set forth below are the Projections of unlevered free cash flows provided to Macquarie Capital for its review and analysis in connection with its fairness opinion.

Unlevered Free Cash Flows

(in millions)

	Calendar Year
	2014	2015	2016	2017	2018
Unlevered Free Cash Flows	$11.2	$14.6	$14.8	$14.0	$15.2

Reconciliation of Non-GAAP to GAAP. Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Exchange Act related to the presentation of non-GAAP financial information, the information in the following table provides a reconciliation of the GAAP net income to EBITDA, Adjusted EBITDA and Unlevered Free Cash Flows.

Unlevered Free Cash Flows

(in millions; totals may not add due to rounding)

		Calendar Year
	2014	2015	2016	2017	2018
Net Income	$24.1	$9.9	$9.3	$11.2	$12.8
Interest Income	(0.1)	(0.1)	(0.2)	(0.3)	(0.4)
Provision (benefit) for Income Taxes	(14.3)	2.7	5.6	6.7	7.9
Depreciation and Amortization	3.5	3.5	3.6	3.1	2.6

EBITDA	$13.2	$16.0	$18.3	$20.7	$22.9
Stock-based Compensation	2.0	2.0	2.0	2.0	2.0

Adjusted EBITDA	$15.2	$18.0	$20.3	$22.7	$24.9
Cash Paid for Income Taxes	(0.4)	(0.6)	(3.2)	(6.7)	(7.7)
Changes in Working Capital	(1.5)	(0.7)	0.1	0.5	0.5
Capital Expenditures	(2.1)	(2.2)	(2.3)	(2.5)	(2.5)

Unlevered Free Cash Flows	$11.2	$14.6	$14.8	$14.0	$15.2

”

By inserting, at the end of the section titled “— Litigation,” the following paragraph:

“The defendants named in the above mentioned complaints believe that such complaints are entirely without merit, and that they have valid defenses to all claims raised by the plaintiffs. Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of such claims, to avoid the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation, on January 15, 2014, the parties to the Raspante complaint entered into a memorandum of understanding (the “MOU”) regarding a proposed settlement of the Raspante action, including a release of all claims that were asserted and could have been asserted by Harris Interactive stockholders concerning the transactions contemplated by the Merger Agreement. In connection with the MOU, Harris Interactive agreed to make certain supplemental disclosures in its Schedule 14D-9. The settlement is contingent upon, among other things, the execution of a formal stipulation of settlement and court approval, as well as the consummation of the transactions contemplated by the Merger Agreement. Additionally, the plaintiff in the Marcantonatos action filed an Order to Show Cause on January 10, 2014 seeking court approval to pursue expedited discovery from the defendants in such action. On January 13, 2014, the court in the Marcantonatos action set a hearing on the Order to Show Cause for February 4, 2014.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS INTERACTIVE INC.

By:	/s/ Eric W. Narowski
Eric W. Narowski

Title:	Chief Financial Officer (Principal Financial Officer)

Dated: January 15, 2014